PROSPECTUS SUPPLEMENT NO. 1	Registration No. 333-138299
(To Prospectus Dated November 22, 2006)	Rule 424(b)(5) Prospectus

10,696,616 Units (each unit consisting of 1 share of common stock and 0.5 common stock warrants)

AVI BioPharma, Inc.

$1.90 per unit

5,348,308 shares of common stock issuable upon exercise of the warrants

We are selling units consisting of one share of our common stock and a warrant to purchase 0.5 shares of our common stock for $1.90 per unit, and 5,348,308 shares of common stock issuable upon exercise of the warrants. We sometimes refer to the warrants as the “unit warrants.” The units are immediately separable.

Our common stock is listed on the Nasdaq Global Market under the symbol “AVII”. The last reported sale price of the common stock on the Nasdaq Global Market on December 12, 2007 was $2.23 per share.

Investing in the units involves risks. See “Risk Factors” beginning on p. S-2 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Citigroup Global Markets Inc. is acting as lead placement agent and Oppenheimer & Co. Inc. and Maxim Group, LLC are acting as co-placement agents in connection with this offering. We have agreed to pay the placement agents the placement agency fees set forth in the table below, which assumes that we sell all of the 10,696,616 units we are offering. We have also agreed to reimburse the placement agents for certain of their expenses as described under “Plan of Distribution” in this prospectus supplement. The placement agents are not required to arrange for the sale of any specific number or dollar amount of units, but will use reasonable efforts to arrange for the sale of all of the units offered hereby.

	Per unit	Per share underlying unit warrant	Total
Public offering price for units	$1.900	$—	$20,323,570
Placement Agents’ Fees	$0.133	$—	$1,422,650
Proceeds, before expenses, to us, from units	$1.767	$—	$18,900,920
Public offering price for shares underlying unit warrants	$—	$2.45	$13,103,355
Total proceeds, before expenses, to us from units and shares underlying unit warrants	$—	$—	$32,004,275

We expect the total offering expenses, excluding placement agency fees, to be approximately $332,000 for all sales pursuant to this prospectus supplement. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual total offering amount, placement agency fees, and proceeds before expenses, to us are not presently determinable and may be substantially less than the maximum amounts set forth above.

Delivery of the units will be made on or about December 18, 2007.

Citi

Oppenheimer & Co.	Maxim Group, LLC

December 12, 2007

You should only rely on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. We have not, and the placement agents have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the dates of the specific information.

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing this information to you about this offering of common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding the offering. The second part is the base prospectus dated November 22, 2006, included in the registration statement on Form S-3, as amended (No. 333-138299) which we are supplementing with the information contained in this supplement. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering.

You should also read and consider the information in the documents that we have referred you to in “Where You Can Find More Information” on page S-10 of this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information.

If information in this prospectus supplement is inconsistent with the base prospectus, you should rely on this prospectus supplement. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell units only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our units.

In this prospectus supplement, “we,” “us,” “our company” and “Company” refer to AVI BioPharma, Inc., together with its subsidiaries, unless the context otherwise requires.

THE OFFERING

Securities offered	10,696,616 units. Each unit consists of one share of common stock and a warrant to purchase 0.5 common shares. Plus 5,348,308 shares of common stock upon exercise of unit warrants.

Issue Price	$1.90 per unit.

Warrants

Each whole unit warrant will be exercisable at a price of $2.45 per common share at any time on or after June 19, 2008 and through and including December 18, 2012.  Please refer to “Description of the Unit Warrants.”

Common stock to be outstanding after the offering	64,426,992 common shares, or 69,775,300 common shares if all the unit warrants are exercised for cash.

Use of proceeds

We intend to use the net proceeds from this offering to fund clinical trials for our lead product candidates, to fund the advancement of our pre-clinical programs and for other research and development and general corporate purposes.

Risk factors

See “Risk Factors” beginning on page S-2 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Global Market Symbol	AVII

The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of September 30, 2007. As of that date, and prior to taking into account this offering, we had 53,730,376 shares of common stock outstanding, which does not include:

•       5,348,308 shares underlying the unit warrants offered by this prospectus;

•       6,299,526 shares of common stock underlying options outstanding at a weighted average exercise price of $4.62 per share;

•       8,508,103 shares of common stock underlying warrants outstanding at a weighted average exercise price of $11.68 per share; and

•       1,860,822 shares available for future grant under our stock option plan and 230,687 shares available for future issuance under our employee stock purchase plan.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the information incorporated by reference herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements are identified by such words as “believe,” “expect,” “anticipate” and words and phrases of similar import. All statements other than historical or current facts, including, without limitation, statements about our business strategy, plans and objectives of management and our future prospects, are forward-looking statements. Such forward-looking statements involve risks and uncertainties, including, but not limited to, the results of research and development efforts, the success of raising funds in the current offering or future offerings under our current shelf registration, the results of pre-clinical and clinical testing, the effect of regulation by FDA and other agencies, the impact of competitive products, product development, commercialization and technological difficulties, and other risks detailed in the Company’s Securities and Exchange Commission filings, that could cause actual results to differ materially from the expected results reflected in such forward looking statements. You should review carefully the section entitled “Risk Factors” for a discussion of these and other risks that relate to our business and investing in our common stock.

RISK FACTORS

Risks Affecting Future Operating Results

The following factors should be considered in evaluating our business and prospects for the future. If risks described below actually occur, our operating results and financial condition would likely suffer and the trading price of our common stock may fall, causing a loss of some or all of an investment in our units.

Our products are in an early stage of research and development and may not be determined to be safe or effective.

We are only in the early stages of research and clinical development with respect to our NEUGENE antisense pharmaceutical products. We have devoted almost all of our time to research and development of our technology and products, protecting our proprietary rights and establishing strategic alliances. Our potential products are in the pre-clinical or clinical stages of research and development and will require significant further research, development, clinical testing and regulatory clearances. We have no products available for sale and we do not expect to have any products available for sale for several years. Our proposed products are subject to development risks. These risks include the possibilities that any of the products could be found to be ineffective or toxic, or could fail to receive necessary regulatory clearances. We have not received any significant revenues from the sale of products and we may not successfully develop marketable products that will increase sales and, given adequate margins, make us profitable. Third parties may develop superior or equivalent, but less expensive, products.

We have incurred net losses since our inception and we may not achieve or sustain profitability.

We incurred a net loss of $28.7 million in 2006 and $23 million in the first nine months of 2007. As of September 30, 2007, our accumulated deficit was $222.2 million. Our losses have resulted principally from expenses incurred in research and development of our technology and products and from selling, general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts and seek to obtain regulatory approval of our products. Our ability to achieve profitability depends on our ability to raise additional capital, complete development of our products, obtain regulatory approvals and market our products. It is uncertain when, if ever, we will become profitable.

If we fail to attract significant additional capital, we may be unable to continue to successfully develop our products.

Since we began operations, we have obtained operating funds primarily by selling shares of our common stock. Based on our current plans, we believe that current cash balances will be sufficient to meet our operating needs for the current fiscal year. Furthermore, the actual amount of funds that we will need will be determined by many factors, some of which are beyond our control. These factors include the success of our research and development efforts, the status of our pre-clinical and clinical testing, costs relating to securing regulatory approvals and the costs and timing of obtaining new patent rights, regulatory changes, competition and technological developments in the market. We may need funds sooner than currently anticipated.

If necessary, potential sources of additional funding could include strategic relationships, public or private sales of shares of our stock or debt or other arrangements. We may not be able to obtain additional funding when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional shares of our common stock or securities convertible into our common stock, the ownership interest of our existing shareholders will be diluted. If we are unable to obtain financing when needed, our business and future prospects would be materially adversely affected.

If we fail to receive necessary regulatory approvals, we will be unable to commercialize our products.

All of our products are subject to extensive regulation by the United States Food and Drug Administration, or FDA, and by comparable agencies in other countries. The FDA and these agencies require new pharmaceutical products to undergo lengthy and detailed clinical testing procedures and other costly and time-consuming compliance procedures. We do not know when or if we will be able to submit our products for regulatory review. Even if we submit a new drug application, there may be delays in obtaining regulatory approvals, if we obtain them at all. Sales of our products outside the United States will also be subject to regulatory requirements governing clinical trials and product approval. These requirements vary from country to country and could delay introduction of our products in those countries. We cannot assure you that any of our products will receive marketing approval from the FDA or comparable foreign agencies.

We may fail to compete effectively, particularly against larger, more established pharmaceutical companies, causing our business to suffer.

The biotechnology industry is highly competitive. We compete with companies in the United States and abroad that are engaged in the development of pharmaceutical technologies and products. They include biotechnology, pharmaceutical, chemical and other companies; academic and scientific institutions; governmental agencies; and public and private research organizations.

The financial and technical resources and production and marketing capabilities of many of these entities, some of which are our competitors, exceed our resources and capabilities. Our industry is characterized by extensive research and development and rapid technological progress. Competitors may successfully develop and market superior or less expensive products which render our products less valuable or unmarketable.

We have limited operating experience.

We have engaged solely in the research and development of pharmaceutical technology. Although some members of our management team have experience in biotechnology company operations, we have limited experience in manufacturing or selling pharmaceutical products. We also have only limited experience in negotiating and maintaining strategic relationships and in conducting clinical trials and other later-stage phases of the regulatory approval process. We may not successfully engage in some or all of these activities.

We have limited manufacturing capability.

While we believe that we can produce materials for clinical trials and produce products for human use at our existing and potentially expanded manufacturing facility, we may need to expand our commercial manufacturing capabilities for products in the future if we elect not to or cannot contract with others to manufacture our products. This expansion may occur in stages, each of which would require regulatory approval, and product demand could at times exceed supply capacity. We have reviewed the possibility of expanding our facilities and do not know what the ultimate construction cost would be for such facilities and whether we will have the financing needed for such construction. We do not know if or when the FDA will determine that such facilities comply with Good Manufacturing Practices. The projected locations and construction of any facilities will depend on regulatory approvals, product development, pharmaceutical partners and capital resources, among other factors. We have not obtained regulatory approvals for any production facilities for our products, nor can we assure investors that we will be able to do so.

If we lose key personnel or are unable to attract and retain additional, highly skilled personnel required for our activities, our business will suffer.

Our success will depend to a large extent on the abilities and continued service of several key employees, including Drs. Patrick Iversen and Dwight Weller. We maintain key man life insurance in the amount of $500,000 for each of Drs. Iversen and Weller. The loss of any of these key employees could significantly delay the achievement of our goals. Competition for qualified personnel in our industry is intense, and our success will depend on our ability to attract and retain highly skilled personnel. To date, we have been successful in attracting and retaining key personnel. We are not aware of any key personnel who plan to retire or otherwise leave the Company in the near future.

The resignation and replacement of the Company’s Chief Executive Officer could have adverse impacts on the Company.

In March 2007, the Company’s Chief Executive officer resigned and an interim CEO was appointed. The Company has commenced a search for a permanent replacement. There can be no assurance that the Company will be able to find and employ a new permanent CEO that will be able to lead the Company successfully in the near term. The failure to secure a permanent replacement may adversely affect the Company’s research and development efforts.

Asserting, defending and maintaining our intellectual property rights could be difficult and costly, and our failure to do so will harm our ability to compete and the results of our operations.

Our success will depend on our existing patents and licenses and our ability to obtain additional patents in the future. We own or license on an exclusive basis 186 patents (U.S. and foreign), and 192 pending patent applications (U.S. and foreign), including an exclusive third-party license in the field of antisense compounds directed against DMD splice sites. Many of our patents and pending applications cover morpholino antisense compounds and improvements thereto, independent of antisense sequences (Patents on Core Technologies).

Some of our Patents on Core Technologies expire as early as 2008, including for NEUGENES. Currently, we posses non-exclusive patent protection on the targeting sequence of AVI 6001, and our exclusivity position with respect to this product may depend on our Patents on Core Technologies.  Patent claims covering the targeting sequence of AVI 4658 may be unpatentable, and our exclusivity position with respect to this product may depend on our Patents on Core Technologies, on our exclusive third-party license in the field of DMD splice sites, and on exclusivity available from an Orphan Drug Designation granted by the FDA for AVI 4658.

We cannot assure you that our pending patent applications will result in patents being issued in the United States or foreign countries. In addition, the patents that have been or will be issued may not afford meaningful protection for our technology and products. Competitors may develop products similar to ours that do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the United States Patent and Trademark Office (USPTO), or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the USPTO and the approval or rejection of patents may take several years.

Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action to protect our proprietary rights and, despite our best efforts, we may be sued for infringing on the patent rights of others. We have not received any communications or other indications from owners of related patents or others that such persons believe our products or technology may infringe their patents. Patent litigation is costly and, even if we prevail, the cost of such litigation could adversely affect our financial condition. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, or at all. If we fail to obtain a license, our business might be materially adversely affected.

To help protect our proprietary rights in unpatented trade secrets, we require our employees, consultants and advisors to execute confidentiality agreements. However, such agreements may not provide us with adequate protection if confidential information is used or disclosed improperly. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets.

If our strategic relationships are unsuccessful, our business could be harmed.

Our strategic relationships are important to our success. The development, improvement and marketing of many of our key therapeutic products are or will be dependent in large part on the efforts of our strategic partners. The transactions contemplated by our agreements with strategic partners, including the equity purchases and cash payments, are subject to numerous risks and conditions. The occurrence of any of these events could severely harm our business.

Our near-term strategy is to co-develop products with strategic partners or to license the marketing rights for our products to pharmaceutical partners after we complete one or more Phase II clinical trials. In this manner, the extensive costs associated with late-stage clinical development and marketing will be shared with, or become the responsibility of, our strategic partners.

To fully realize the potential of our products, including development, production and marketing, we may need to establish other strategic relationships.

We may be subject to product liability lawsuits and our insurance may not be adequate to cover damages.

We believe we carry adequate insurance for our current product development research. In the future, when we have products available for commercial sale and use, the use of our products will expose us to the risk of product liability claims. Although we intend to obtain product liability insurance coverage, product liability insurance may not continue to be available to us on acceptable terms and our coverage may not be sufficient to cover all claims against us. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

Continuing efforts of government and third party payers to contain or reduce the costs of health care may adversely affect our revenues and future profitability.

In addition to obtaining regulatory approval, the successful commercialization of our products will depend on the ability to obtain reimbursement for the cost of the product and treatment from the consumers of or third-party payors for such products. Government authorities, private health insurers and other organizations, such as health maintenance organizations are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States, the growth of healthcare organizations such as HMOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for our products. The cost containment measures that healthcare providers are instituting and any healthcare reform could affect our or our marketing partner’s ability to sell our products and may have a material adverse effect on our financial results from operations. Reimbursement in the United States or foreign countries may not be available for any of our products, any reimbursement granted may be reduced or discontinued, and limits on reimbursement available from third-party payors may reduce the demand for, or the price of, our products. The lack or inadequacy of third-party reimbursements for our products would have a material adverse effect on our operations. Additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future that adversely affects our products and our business.

If we fail to establish strategic relationships with larger pharmaceutical partners, our business may suffer.

We do not intend to conduct late-stage (Phase III) human clinical trials ourselves. We anticipate entering into relationships with larger pharmaceutical companies to conduct these and later pharmaceutical trials and to market our products. We also plan to continue to use contract manufacturing for late stage clinical and commercial quantities of our products. We may be unable to enter into partnerships or other relationships, which could impede our ability to bring our products to market. Any such partnerships, if entered into at all, may be on less than favorable terms and may not result in the successful development or marketing of our products. If we are unsuccessful in establishing advantageous clinical testing, manufacturing and marketing relationships, we are not likely to generate significant revenues and become profitable.

We use hazardous substances in our research activities.

We use organic and inorganic solvents and reagents in our clinical development that are customarily used in pharmaceutical development and synthesis. Some of these chemicals, such as methylene chloride, isopropyl alcohol, ethyl acetate and acetane, may be classified as hazardous substances, are flammable and, if exposed to human skin can cause anything from irritation to severe burns. We receive, store, use and dispose of such chemicals in compliance with all applicable laws with containment storage facilities and contained handling and disposal safeguards and procedures. We are routinely inspected by federal, state and local governmental and public safety agencies regarding our storage, use and disposal of such chemicals, including the federal Occupational, Safety and Health Agency (“OSHA”), the Oregon Department of Environmental Quality (“DEQ”) and local fire departments, without any material noncompliance issues in such inspections to date. Further, our usage of such chemicals is limited and falls below the reporting thresholds under federal law. Based on our limited use of such chemicals, the nature of such chemicals and the safeguards undertaken by the Company for storage, use and disposal, we believe we do not have any material exposure for toxic tort liability. Further, the cost of such compliance is not a material cost in our operating budget. While we do not have toxic tort liability insurance at this time, we believe our current insurance coverage is adequate to cover most liabilities that may arise from our use of such substances. If we are wrong in any of our beliefs, we could incur a liability in certain circumstances that would be material to our finances and the value of an investment in our securities.

The Company will need additional funds to continue operations at current levels.

The Company’s net cash use through the end of 2007 is expected to be approximately $5 to $6 million assuming no material change in the Company’s operations, including clinical trials and research and development activities. As of September 30, 2007, the Company has cash, cash equivalents and short-term securities of $14 million. Unless the Company is able to secure additional capital, it will need to curtail expenditures on its clinical programs, its research and development efforts and/or its plans to expand its manufacturing capacity. While such curtailments may extend the Company’s cash resources, such efforts may adversely affect the Company’s prospects to commercialize its existing products and develop its next-generation products, which could adversely affect shareholder value.

Risks Related to Share Ownership

Our right to issue preferred stock, our classified Board of Directors and Oregon Anti-Takeover laws may delay a takeover attempt and prevent or frustrate any attempt to replace  or remove the then current management of the Company by shareholders.

Our authorized capital consists of 200,000,000 shares of common stock and 20,000,000 shares of preferred stock. Our Board of Directors, without any further vote by the shareholders, has the authority to issue preferred shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of shares of common stock may be affected by the rights of holders of any preferred shares that our board of directors may issue in the future. For example, our Board of Directors may allow the issuance of preferred shares with more voting rights, preferential dividend payments or more favorable rights upon dissolution than the shares of common stock or special rights to elect directors.

In addition, we have a “classified” Board of Directors, which means that only one-half of our directors are eligible for election each year. Therefore, if shareholders wish to change the composition of our Board of Directors, it could take at least two years to remove a majority of the existing directors or to change all directors. Having a classified Board of Directors may, in some cases, delay mergers, tender offers or other possible transactions that may be favored by some or a majority of our shareholders and may delay or frustrate action by shareholders to change the then current Board of Directors and management. The Oregon Control Share Act and Business Combination Act may limit parties that acquire a significant amount of voting shares from exercising control over us for specific periods of time. These acts may lengthen the period for a proxy contest or for a person to vote their shares to elect the majority of our Board and change management.

Our stock price is volatile and may fluctuate due to factors beyond our control.

Historically, the market price of our stock has been highly volatile. The following types of announcements could have a significant impact on the price of our common stock: positive or negative results of testing and clinical trials by ourselves, strategic partners, or competitors; delays in entering into corporate partnerships; technological innovations or commercial product introductions by ourselves or competitors; changes in government regulations; developments concerning proprietary rights, including patents and litigation matters; public concern relating to the commercial value or safety of any of our products; financing or other corporate transactions; or general stock market conditions.

The significant number of our shares of Common Stock eligible for future sale may cause the price of our common stock to fall.

We have outstanding 53,730,376 shares of common stock as of September 30, 2007 and all are eligible for sale under Rule 144 or are otherwise freely tradeable. In addition:

•                  Our employees and others hold options to buy a total of 6,299,526 shares of common stock of which 4,452,205 shares were exercisable at September 30, 2007. The options outstanding have exercise prices between $1.76 and $8.13 per share. The shares of common stock to be issued upon exercise of these options, have been registered, and, therefore, may be freely sold when issued;

•      Shares underlying the unit warrants may be exercised after June 19, 2008 at an exercise price of $2.45 per share. The shares have been registered, and therefore may be freely sold when issued;

•                  There are outstanding warrants to buy 8,508,103 shares of common stock at September 30, 2007 with exercise prices ranging from $0.0003 to $35.63 per share. All of these shares of common stock are registered for resale and may be freely sold when issued;

•                  We may issue options to purchase up to an additional 1,860,822 shares of common stock at September 30, 2007 under our stock option plans, which also will be fully saleable when issued except to the extent limited under Rule 144 for resales by our officers and directors;

•                  We are authorized to sell up to 230,687 shares of common stock under our Employee Stock Purchase Plan to our full-time employees, nearly all of whom are eligible to participate; and

•                  We have also granted certain contractual rights to purchase (i) an additional 352,113 shares of our common stock at a price of $7.10 per share and (ii) the right to purchase up to $7,500,000 of our common stock based on the average closing sales price for the five days preceding the commitment to purchase. If we meet certain technological milestones, the holder of these rights is obligated to purchase shares of common stock from us. The holder of these rights may require us to register the shares issued upon the exercise of such purchase rights.

Sales of substantial amounts of shares into the public market could lower the market price of our common stock.

We do not expect to pay dividends in the foreseeable future.

We have never paid dividends on our shares of common stock and do not intend to pay dividends in the foreseeable future. Therefore, you should only invest in our common stock with the expectation of realizing a return through capital appreciation on your investment. You should not invest in our common stock if you are seeking dividend income.

No market will exist for the sale of unit warrants.

There is no established trading market for the unit warrants to be issued in this offering and no market is expected to exist for the unit warrants in the future. The unit warrants will not be listed for trading on any stock exchange. The holders of unit warrants are not likely to be able to trade the unit warrants and may be forced to convert the unit warrants in order to sell or transfer their interest in the unit warrant.

USE OF PROCEEDS

We expect to receive approximately $18.6 million in net proceeds from the sale of 10,696,616 units in this offering, after deducting placement agent fees and offering expenses payable by us. Pending the use of the net proceeds, we may invest the net proceeds in investment grade, interest-bearing securities.

We intend to use the net proceeds from this offering to fund clinical trials for our lead product candidates, to fund the advancement of our pre-clinical programs and for other research and development and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we are not currently planning or negotiating any such transactions. We have not identified the amounts we plan to spend on each of these areas or the timing of such expenditures, and we will have significant discretion in the use of any net proceeds. The amounts and timing of our actual expenditures for each purpose may vary significantly depending upon numerous factors, including the status of our research and product development efforts, regulatory approvals, competition, and economic or other conditions.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•                  on an actual basis without any adjustments to reflect subsequent or anticipated events; and

•                  on an as adjusted basis reflecting the sale of units and the receipt by us of the net proceeds from the sale of 10,696,616 units in this offering at the public offering price of $1.90 per unit, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference into this prospectus.

	As of September 30, 2007
	Actual	As Adjusted
	(Unaudited)

Preferred stock, $.0001 par value, 20,000,000 shares authorized; none issued and outstanding	$—	$—
Common stock, $.0001 par value, 200,000,000 shares authorized; 53,730,376 issued and outstanding, actual; 64,426,992 issued and outstanding, pro forma	5,373	6,443
Additional paid-in capital	237,450,696	256,018,546
Accumulated other comprehensive income	—	—
Deficit accumulated during the development stage	(222,230,361)	(222,230,361)
Total Shareholders’ Equity	$15,225,708	$33,794,628

The preceding table excludes, as of September 30, 2007:

•                  5,348,308 shares underlying the unit warrants offered by this prospectus;

•                  6,299,526 shares of common stock underlying options outstanding at a weighted average exercise price of $4.62 per share;

•                  8,508,103 shares of common stock underlying warrants outstanding at a weighted average exercise price of $11.68 per share; and

•                  1,860,822 shares available for future grant under our stock option plan and 230,687 shares available for future issuance under our employee stock purchase plan.

DILUTION

The net tangible book value of our common stock on September 30, 2007 was approximately $12.2 million, or approximately $0.23 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the aggregate number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to the sale of the units in this offering at a sales price of $1.90 per unit, our net tangible book value at September 30, 2007 would have been approximately $30.8 million, or approximately $0.48 per common share. This represents an immediate dilution of $1.42 per common share to new investors purchasing units in this offering. The following table illustrates this dilution:

Public offering price per unit		$1.90
Net tangible book value per share	$0.23
Increase in net tangible book value per share attributable to new investors	$0.25
Net tangible book value per share after giving effect to this offering		$0.48
Dilution per share to new investors		$1.42

The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of September 30, 2007. As of that date, and prior to taking into account this offering, we had 53,730,376 shares of common stock outstanding, which does not include:

•  5,348,308 shares underlying the unit warrants offered by this prospectus;

•       6,299,526 shares of common stock underlying options outstanding at a weighted average exercise price of $4.62 per share;

•       8,508,103 shares of common stock underlying warrants outstanding at a weighted average exercise price of $11.68 per share; and

•       1,860,822 shares available for future grant under our stock option plan and 230,687 shares available for future issuance under our employee stock purchase plan.

The above table does not reflect the expected loss to date for our fiscal quarter ending December 31, 2007, which would increase the dilution per share.

PLAN OF DISTRIBUTION

Citigroup Global Markets Inc. is acting as the lead placement agent of the offering and Oppenheimer & Co. and Maxim Group, LLC are acting as co-placement agents of the offering. Subject to the terms and conditions stated in the Placement Agency Agreement dated the date of this prospectus, the placement agents are using their reasonable efforts to introduce us to investors who will purchase the units we are offering pursuant to this prospectus supplement. The placement agents do not have any obligation to buy any of the units from us or to arrange the purchase or sale of any specific number or dollar amount of the units.

We may enter into subscription agreements with investors for the purchase of units in this offering. The terms of this offering will be subject to market conditions and negotiations between us, the placement agents and prospective investors.

Certain investor funds may be deposited into an escrow account set up at Mellon Investor Services LLC. Mellon Investor Services LLC will not accept any investor funds until the date of this prospectus supplement. Before the closing date, Mellon Investor Services LLC will notify the placement agents when funds to pay for the units have been received. We will deposit the units with the Depository Trust Company upon receiving notice from the placement agents that funds to pay for the shares have been received. At the closing, Depository Trust Company will credit the shares to the respective accounts of the investors and the Company will issue the unit warrants. If the conditions to this offering are not satisfied or waived, then all investor funds that were deposited into escrow will be returned promptly to investors and this offering will terminate. We will pay Mellon Investor Services LLC a fee in connection with the escrow services.

Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase units, informing investors of the closing date as to such units. We currently anticipate that closing of the sale of the units will take place on or about December 18, 2007. Investors will also be informed of the date on which they must transmit the purchase price into the designated accounts.

We, our officers and directors have agreed to that for a period of 90 days after the execution of the Placement Agency Agreement, subject to limited extension in certain circumstances, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. If research reports specific to us are not permitted to be published or distributed under rules of the Securities and Exchange Commission, the 90-day lock-up period will be extended to the extent:

•	during the last 17 days of the 90-day lock-up period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, the announcement of the material news or the occurrence of a material event, unless such extension is waived in writing by Citigroup Global Markets Inc.

We have agreed to pay the placement agents an aggregate placement agents’ fee equal to seven percent of the gross proceeds from the sale of the units in this offering. We will also reimburse the placement agents for certain reasonable expenses incurred by them in connection with this offering. The following table shows the per share and total placement agents’ fee and expenses we will pay to the placement agents in connection with the sale of the units offered pursuant to this prospectus supplement, the accompanying prospectus and any free writing prospectus, assuming the purchase of all of the units offered hereby:

Paid by us
Per unit	$0.142
Total	$1,522,650

In compliance with the guidelines of FINRA the maximum consideration or discount to be received by any NASD member may not exceed eight percent of the aggregate amount of the securities offered pursuant to this prospectus supplement. The placement agents have informed us that they will not engage in over-allotment or syndicate covering transactions in connection with this offering.

In connection with the offering, Citigroup Global Markets Inc. may purchase and sell shares of our common stock in the open market. These transactions may include short sales and stabilizing transactions. These activities may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The placement agents may conduct these transactions on the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the placement agents commence any of these transactions, they may discontinue them at any time.

This is a brief summary of the material provisions of the Placement Agency Agreement and the subscription agreements and does not purport to be a complete statement of their terms and conditions. The Placement Agency Agreement and form of subscription agreement is included as an exhibit to our Current Report on Form 8-K that will be filed with the Securities and Exchange Commission prior to the consummation of this offering. See “Where You Can Find More Information” in this prospectus.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the placement agents or their affiliates.

Other than the electronic formats of this prospectus supplement and the accompanying prospectus made available by the placement agents or their affiliates, the information contained on, or accessible through, the placement agents’ websites or any other website maintained by the placement agents are not part of the prospectus supplement, the accompanying prospectus, any free writing prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, and has not been approved and/or endorsed by us and should not be relied upon by investors.

We have agreed to indemnify the placement agents and certain of their affiliates against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, or to contribute to payments the placement agents may be required to make because of any of those liabilities.

The placement agents may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees.

The transfer agent for our common stock is Mellon Investor Services LLC.

Our common stock is traded on the Nasdaq Global Market under the symbol “AVII.”

DESCRIPTION OF THE UNIT WARRANTS

Each unit will include 0.5 common share purchase warrants. The warrants will be exercisable by the holders at any time on or after June 19, 2008 and through and including December 18, 2012.

The warrants will be issued in the form of warrant certificates. The exercise price per share of common stock purchasable upon exercise of the unit warrant is $2.45 per share of common stock being purchased The warrants will, among other things, include provisions for the appropriate adjustment in exercise price of the warrants and the class and number of the common shares to be issued upon exercise of the warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of our common shares, the payment of stock dividends, our amalgamation, and certain distributions.

The common shares underlying the unit warrants, when issued upon exercise of a unit warrant, will be fully paid and non-assessable, and we will pay any transfer tax, transfer agent fee, or other incidental tax or expense incurred as a result of the issuance of common shares to the holder upon its exercise.

We are not required to issue fractional shares upon the exercise of a warrant. In lieu of any fractional share that would otherwise be issuable, we will pay the warrant holder cash equal to the product of such fraction multiplied by the closing price of one common share as reported on the applicable trading market. The holder of a warrant will not possess any rights as our shareholder until such holder exercises the warrant.

At any time in which the registration statement of which this prospectus is a part is effective after June 19, 2008, a warrant may be exercised upon delivery to us, prior to the expiry date of the unit warrant, of the exercise form found on the back of the warrant certificate completed and executed as indicated, accompanied by payment of the exercise price in immediately available funds for the number of common shares with respect to which the unit warrant is being exercised. At any time in which the registration statement of which this prospectus is a part is not effective after June 19, 2008 and prior to the warrant expiry date, by proper election on the exercise form a warrant may be exercised through a cashless exercise, in which event we will issue to the holder of the unit warrant a number of shares determined by a formula set forth in the warrant certificate, which will result in fewer common shares being issued to the unit warrant holder.

Absent a waiver by us, the number of shares of our common stock that may be acquired by a holder upon exercise of a warrant unit is limited to the extent that, following the exercise, the total number of common shares beneficially owned by the holder and its affiliates whose beneficial ownership is aggregated with the holder does not exceed 4.99% of the total number of issued and outstanding shares of our common stock. In the event a holder waives the foregoing restriction, a holder can not waive the requirement that the number of shares of our common stock that may be acquired by a holder upon exercise of a unit warrant be limited to the extent that, following the exercise, the total number of common shares beneficially owned by the holder and its affiliates whose beneficial ownership is aggregated with the holder does not exceed 9.99% of the total number of issued and outstanding shares of our common stock.

The foregoing discussion of material terms and provisions of the unit warrants is qualified in its entirety by reference to the detailed provisions of the warrant certificate, which will be provided to each purchaser in this offering and will be filed on a Current Report on Form 8-K in connection with this offering.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities offered under this prospectus supplement will be passed upon for us by Davis Wright Tremaine LLP, Portland, Oregon.

EXPERTS

The financial statements of AVI BioPharma, Inc. for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the units we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, as amended, and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement, as amended, and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as amended, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at Room 100 F Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Most of our SEC filings are also accessed through our website at www.avibio.com.

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus:

•       Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, including information incorporated by reference in the Form 10-K from our definitive proxy statement for the 2007 annual meeting of stockholders, which was filed on April 17,  2007, filed on November 5, 2007;

•       Our Current Reports on Form 8-K filed on February 8, 2007, March 14, 2007, March 30, 2007, April 25, 2007, May 8, 2007, August 29, 2007, October 24, 2007, October 30, 2007, and December 5, 2007;

•      Our Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2007 and June 30, 2007, as filed on November 5, 2007;

•      Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, which was filed on November 9, 2007; and

•      The description of our common stock set forth in our registration statement on Form 8-A filed May 29, 1997.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to:

AVI BioPharma, Inc.
Investor Relations
One S.W. Columbia
Suite 1105
Portland, OR 97258
Attn: Michael C. Hubbard
(503) 227-0554

10,696,616 Units (each unit consisting of 1 share of common stock and 0.5 common stock warrants)

5,348,308 shares of common stock issuable upon exercise of the warrants

P R O S P E C T U S   S U P P L E M E N T

December 12, 2007

Citi

Oppenheimer & Co.

Maxim Group, LLC